EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,
	2013	2012
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$363	$(513)
Income tax expense	153	369
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	17	15
Long-term debt	333	332
Others	25	13
One third of rents, net of income from subleases	17	15
Total fixed charges, excluding interest on deposits	392	375
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	908	231
Ratio of earnings to fixed charges	2.32	.62
Total preferred stock dividend factor(1)	$51	$51
Fixed charges, including the preferred stock dividend factor	$443	$426
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.05	.54
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$392	$375
Add: Interest on deposits	99	161
Total fixed charges, including interest on deposits	$491	$536
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$908	$231
Add: Interest on deposits	99	161
Total	$1,007	$392
Ratio of earnings to fixed charges	2.05	.73
Fixed charges, including the preferred stock dividend factor	$443	$426
Add: Interest on deposits	99	161
Fixed charges, including the preferred stock dividend factor and interest on deposits	$542	$587
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.86	.67

(1)	Preferred stock dividends grossed up to their pretax equivalents.